FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February, 2003

Commission File Number 001-31335

                               AU Optronics Corp.
                (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                         Science-Based Industrial Park
                                Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X                 Form 40-F
                             ---                         ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes .....                      No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
Not applicable

                               INDEX TO EXHIBITS

Item

1. Taiwan Stock Exchange filing entitled, "Acquisition of patents", dated from January 1 to January 31, 2003.

2. Taiwan Stock Exchange filing entitled, "Report of changes or status of sales volume and financial derivative transactions for the period of January 2003", dated February 11, 2003.

3. Taiwan Stock Exchange filing entitled, "The acquisition and the disposition of assets by AUO for the month of January 2003", dated February 14, 2003

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AU Optronics Corp.

Date: February 19, 2003                      By: /s/ Max Weishun Cheng
      -----------------                          -------------------------------
                                                 Name:   Max Weishun Cheng
                                                 Title:  Chief Financial Officer

                                                                          ITEM 1


                            AU Optronics Corporation
                               January 1-31, 2002
                            English Language Summary


Subject: Acquisition of patents

Regulation: Published pursuant to Article 2-10 of the Taiwan Stock Exchange's operation procedures for the Publication of Material Information by Listed Companies

Content:

     ---------------------------------------------------------------------------
                                                                    Acquisition
     Patent Number      Name of patent                                  date
     ---------------------------------------------------------------------------
     R.O.C.161562       Method of forming emitter tips for            01/10/2003
                        use in a field emission display
     ---------------------------------------------------------------------------
     R.O.C.194151       LCD frame and bracket mounting
                        arrangement                                   01/10/2003
     ---------------------------------------------------------------------------
     R.O.C.162156       Liquid crystal display panel driving          01/16/2003
                        circuit and liquid crystal display
     ---------------------------------------------------------------------------
     R.O.C.162522       Method of fabricating thin film transistor    01/16/2003
                        liquid crystal display
     ---------------------------------------------------------------------------
     R.O.C.162962       A New Design of Exhaust to Prevent from       01/16/2003
                        the Photoresist Residue Formation
     ---------------------------------------------------------------------------
     U.S. 6,483,490 B1  Method and apparatus for providing            01/24/2003
                        sustaining waveform for plasma display panel
     ---------------------------------------------------------------------------
     U.S. 6,489,573 B2  Electrode bonding structure for reducing the  01/24/2003 thermal expansion of the flexible printed
                        circuit board during the bonding process
     ---------------------------------------------------------------------------
     R.O.C.161880       Post treatment of flat panels to              01/30/2003
                        eliminate/diminish the bright/flash dot defects
     ---------------------------------------------------------------------------


                                      1/1

                                                                          ITEM 2


                            AU Optronics Corporation
                               February 11, 2003
                            English Language Summary


Subject: Report of changes or status of sales volume and financial derivative transactions for the period of January 2003.

Content:

1.   Sales volume (NT$ Thousand)
-------------------------------------------------------------------------------------
Period             Items                  2003          2002        Changes       %
-------------------------------------------------------------------------------------
January            Invoice amount      4,876,964     6,110,457    -1,233,493   -20.19
-------------------------------------------------------------------------------------
Jan ~ January      Invoice amount      4,876,964     6,110,457    -1,233,493   -20.19
-------------------------------------------------------------------------------------
January            Net sales           5,345,904     6,225,650      -879,746   -14.13
-------------------------------------------------------------------------------------
Jan ~ January      Net sales           5,345,904     6,225,650      -879,746   -14.13
-------------------------------------------------------------------------------------


2.   Financial derivatives transactions

Hedging purpose (for assets/liabilities denominated in foreign currencies)(NT$Million)
-------------------------------------------------------------------------------------
                                                     AUO           AUO's subsidiaries
-------------------------------------------------------------------------------------
Underlying assets / liabilities                   14,961                            0
-------------------------------------------------------------------------------------
Financial instruments                   Forward contract             Forward contract
-------------------------------------------------------------------------------------
Realized profit (loss)                               -18                            0
-------------------------------------------------------------------------------------

                                                                          ITEM 3


                            AU Optronics Corporation
                               February 14, 2002
                            English Language Summary


Subject: The acquisition and the disposition of assets by AUO for the month of January 2003

Content:

1.   The acquisition assets (NT$ Thousand)
--------------------------------------------------------------------------------
                 Description of assets               January       Jan ~ January
--------------------------------------------------------------------------------
Marketable securities                                381,000            381,000
--------------------------------------------------------------------------------
Fixed assets                                       3,132,384          3,132,384
--------------------------------------------------------------------------------


2.   The disposition of assets (NT$ Thousand)
--------------------------------------------------------------------------------
         Description of assets                       January       Jan ~ January
--------------------------------------------------------------------------------
Marketable securities                                805,954            805,954
--------------------------------------------------------------------------------
Fixed assets                                         102,109            102,109
--------------------------------------------------------------------------------